April 7, 2015

Via Electronic Submission
Jeffrey P. Reidler
Assistant Director
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:	Nobilis Health Corp. (the “Company”)
Amendment No. 4 to Registration Statement on Form 10-12G
Filed February 25, 2015
File No. 000-55274

Dear Mr. Reidler,

This letter is in response to your comment letter dated April 7, 2015.

Form 8K/A dated September 30, 2014 filed March 30, 2015
Unaudited Pro Forma Annual Consolidated Statement of Operations
Year Ended December 31, 2014

1.

Please tell us why the adjusted for non-controlling interest related to First Surgical Partners, Inc. is $30,000 herein but is $2,265,000 in the pro forma annual consolidated statement of operations for the year ended December 31, 2013 in the Form 8K/A dated February 19, 2015 filed March 30, 2015.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the pro forma annual consolidated statement of operations for the year ended December 31, 2013 contained in its Form 8K/A dated February 19, 2015 and filed March 30, 2015. Concurrently with this response letter, the Company has filed a second amendment to the Form 8K/A dated February 19, 2015 and filed March 30, 2015.

Please do not hesitate to contact me should you have any questions regarding the above.

Very truly yours,

                   /s/Harry Fleming

Harry J. Fleming
President
Nobilis Health Corp.

NOBILIS HEALTH CORP .
4120 SOUTHWEST FREEWAY, HOUSTON TEXAS 77027
H A R R Y F L E M I N G , P R E SI D E N T